Filed by Newbury Street II Acquisition Corp
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Newbury Street II Acquisition Corp
Commission File No.: 001-42391

Set forth below is a transcript of the live Bloomberg interview on August 18, 2026 between Samuel Reeves, Founder and Chief Executive Officer at Fort Robotics, Inc. (“FORT”) and Scarlet Fu and Isabelle Lee of Bloomberg on “The Close” in which the proposed business combination between Newbury Street II Acquisition Corp and FORT is discussed.

Bloomberg: The Close Transcript

Scarlet Fu: A Mark Cuban-backed robotics startup, FORT Robotics, is planning to go public through a blank-check vehicle in a deal that would value it at $500 million. The Philadelphia-based firm expects to list on the Nasdaq stock market under the symbol “FROB.” Samuel Reeves, FORT Robotics CEO, joins us now. Great to see you here.

Samuel Reeves: Great to see you.

Scarlet Fu: So, tell us why you’re gonna go public through a SPAC as opposed to listing through an IPO. What was the thinking behind that?

Samuel Reeves: Well, the bigger picture is robotics and physical AI are hitting every worksite everywhere. And, I’m a career robotics entrepreneur. I started my first robotics company 20 years ago and started it with the idea that robots really could transform life for humans, and that is starting to happen in big industries like construction and agriculture and warehousing and defense. And we see that through our 600 customers and so, we have grown tremendously through inbound demand, but there is so much more demand than we can handle with our current staffing and current resourcing that we, we needed to find a way to scale it. So, in evaluating all of our options, doing the SPAC deal made the most sense.

Scarlet Fu: So this is because of speed.

Samuel Reeves: Speed. It, it is mainly so we can scale up our technology and our go-to-market and our operations and our international expansion strategy. So it is, it is to serve the demand that we have from our customers because everyone is scaling. But, the SPAC is a great way to do it that is efficient. We have an incredible partner – Tom Bushey the CEO of Newbury II – who has tremendous experience in robotics and physical AI already, and so it’s an efficient way of scaling the company up.

Scarlet Fu: Let me ask you a question. You mentioned physical AI. What is the difference between robotics and physical AI?

Samuel Reeves: There, it is a – I always say them together. Robotics and physical AI because it’s kind of the same thing. So we have a super big-tent approach. We think that anything that moves is getting controlled by AI, and so that’s physical AI. Robotics is a subset of physical AI. A lot of people think humanoids when they think robotics, but it really is anything that moves starting to get controlled by AI.

Isabelle Lee: I like that simple explanation. AI can hallucinate in software. What does hallucinating look like in your world? Like when there’s a forklift – I mean, how can that hallucinate, and I can imagine that must be pretty scary if it does.

Samuel Reeves: Absolutely. I mean, this is, you just said why we exist is AI makes mistakes and we’ve all experienced that right. And so if you’ve ever been talking with a chatbot and thought you know, “that just doesn’t make sense,” imagine that in the physical world. People could die. Property could be hurt. And so, there needs to be an independent set of guardrails that sit between the AI driver and the machine itself that ensure that the machine follows the rules, whatever the rules are, so.

Isabelle Lee: Can you talk to us about maybe hallucinations or failures that maybe you didn’t anticipate that happened in real life? I just find it hard to imagine. I haven’t ridden a self-driving car, for instance, because I’m scared.

Scarlet Fu: No Waymo for Isabelle.

Samuel Reeves: I mean Waymo, Waymo is a company that is very safety conscious, and they have done it incredibly well. And they would tell you that it took them 18 months to get demo, but then 15 years to get to scale. And, a lot of that was getting the safety exactly right. And so if physical AI is going to go out across the economy, across all of these different kind of worksites, not everybody can spend 15 years with Google-funded dollars to get there. So that’s, again, why we exist is to be this independent source of trust that everyone can subscribe to rather than having to do it themselves.

Scarlet Fu: So, you say trust and safety is a hidden bottleneck in scaling physical AI. How was that achieved before FORT Robotics came along? Before you guys applied what you are able to do to the technology?

Samuel Reeves: Well, the field is called functional safety, and it involves analyzing the risk of any kind of machine and then designing mitigations and then building those mitigations. And this is a practice that applies to anything that moves, so planes get this, cars get this, industrial robots get this. And functional safety for robotics has really revolved around 1961, when we got the first industrial robot arm installed on an automotive assembly line. And it has not yet been adapted for this new class of machine that’s moving, that’s running AI, that’s working around people and property, that’s connected to the internet – a totally different risk profile. So the legacy safety that worked for the machines that were stationary, surrounded by a cage, no longer works for this new kind of machine. So, you need a new approach. That’s why we’re here is to create this new approach.

Isabelle Lee: And, you’re pitching your company as a universal safety layer across all of these physical AIs. What is stopping other robotics companies from building that layer themselves?

Samuel Reeves: Well, this is a – well, it’s really hard. Safety is really hard. Doing it well takes setting up a third-party audited development process, and then getting your technology done, and then getting that audited, and then taking that through third-party certification. So it’s kind of like developing a drug. And, nobody actually wants to actually do that if this is not their business. They want to do the job of moving pallets or digging holes or picking apples or whatever it is. So, that’s why safety is always outsourced in every other machine industry. Safety is always outsourced.

Scarlet Fu: But in developing a drug, there’s an FDA, there’s a government entity involved.

Samuel Reeves: Correct.

Scarlet Fu: Is there a government entity involved right now in physical AI safety?

Samuel Reeves: It is a bit Balkanized. So, the Europeans are doing it differently than the North Americans and doing it differently than different places in Asia. And we’re a global company, so we’re selling it to every region. And so we get a little, little bit of glimpse of all the different –

Scarlet Fu: But it’s a mess.

Samuel Reeves: And it’s a bit a mess, but there are standardization efforts happening, we’re sitting on several standards bodies, we’re helping craft those standards. The international standards are really gonna be the thing that guides technology development, and then the regulations will point to the standards in different ways. In the American way that regulation will point to the standards will be different than the European way. But, the Europeans have legislated that if a machine is running machine learning, it has to have, by law, an independent governance device, so that is why we exist.

Scarlet Fu: I see.

Isabelle Lee: Thank you. That was Samuel Reeves. We unpacked a lot there, and we definitely learned a lot. Samuel Reeves, FORT Robotics CEO, thank you for joining us in person.

Samuel Reeves: My pleasure. Thank you.

Additional Information About the Proposed Transaction and Where to Find It

The proposed transaction will be submitted to shareholders of Newbury Street II Acquisition Corp for their consideration. Newbury Street II Acquisition Corp intends to file a registration statement on Form S-4 (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”), which will include preliminary and definitive proxy statements to be distributed to Newbury Street II Acquisition Corp’s shareholders in connection with Newbury Street II Acquisition Corp’s solicitation of proxies for the vote by Newbury Street II Acquisition Corp’s shareholders in connection with the proposed transaction and other matters to be described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to FORT stockholders in connection with the completion of the proposed transaction. After the Registration Statement has been filed and declared effective, a definitive proxy statement/prospectus/consent solicitation statement and other relevant documents will be mailed to FORT stockholders and Newbury Street II Acquisition Corp shareholders as of the record date established for voting on the proposed transaction. Before making any voting or investment decision, Newbury Street II Acquisition Corp and FORT shareholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus/consent solicitation statement and any amendments thereto and, once available, the definitive proxy statement/prospectus/consent solicitation statement, as well as other documents filed with the SEC by Newbury Street II Acquisition Corp in connection with the proposed transaction, as these documents will contain important information about Newbury Street II Acquisition Corp, FORT and the proposed transaction. Shareholders may obtain a copy of the preliminary or definitive proxy statement/prospectus/consent solicitation statement, once available, as well as other documents filed by Newbury Street II Acquisition Corp with the SEC, without charge, at the SEC’s website located at www.sec.gov or by directing a written request to Newbury Street II Acquisition Corp, 121 High St, Floor 3, Boston, Massachusetts 02110.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the federal securities laws. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters. We have based these forward-looking statements on current expectations and projections about future events. These statements include: projections of market opportunity and market share; estimates of customer adoption rates and usage patterns; projections regarding FORT’s ability to commercialize new products and technologies; projections of development and commercialization costs and timelines; expectations regarding FORT’s ability to execute its business model and the expected financial benefits of such model; expectations regarding the FORT’s ability to attract, retain and expand its customer base; FORT’s deployment of proceeds from capital raising transactions; FORT’s expectations concerning relationships with strategic partners, suppliers, governments and other third parties; FORT’s ability to maintain, protect and enhance its intellectual property; future ventures or investments in companies, products, services or technologies; development of favorable regulations affecting FORT’s markets; the potential benefits of the proposed transaction and expectations related to its terms and timing; and the potential for FORT to increase in value.

These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions, many of which are beyond the control of FORT and Newbury Street II Acquisition Corp.

These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions that may cause Newbury Street II Acquisition Corp’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such statements. Such risks and uncertainties include: that FORT is pursuing an emerging technology, faces significant technical challenges and may not achieve commercialization or market acceptance; FORT’s historical net losses and limited operating history; FORT’s expectations regarding future financial performance, capital requirements and unit economics; FORT’s use and reporting of business and operational metrics; FORT’s competitive landscape; FORT’s dependence on members of its senior management and its ability to attract and retain qualified personnel; the potential need for additional future financing; FORT’s ability to manage growth and expand its operations; potential future acquisitions or investments in companies, products, services or technologies; the FORT’s reliance on strategic partners and other third parties; the FORT’s ability to maintain, protect and defend its intellectual property rights; risks associated with privacy, data protection or cybersecurity incidents and related regulations; the use, rate of adoption and regulation of artificial intelligence and machine learning; uncertainty or changes with respect to laws and regulations; uncertainty or changes with respect to taxes, trade conditions and the macroeconomic environment; the combined company’s ability to maintain internal control over financial reporting and operate a public company; the possibility that required regulatory approvals for the proposed transaction are delayed or are not obtained, which could adversely affect the combined company or the expected benefits of the proposed transaction; the risk that shareholders of Newbury Street II Acquisition Corp could elect to have their shares redeemed, leaving the combined company with insufficient cash to execute its business plans; the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement; the outcome of any legal proceedings or government investigations that may be commenced against FORT or Newbury Street II Acquisition Corp; failure to realize the anticipated benefits of the proposed transaction; the ability of Newbury Street II Acquisition Corp or the combined company to issue equity or equity-linked securities in connection with the proposed transaction or in the future; and other factors described in Newbury Street II Acquisition Corp’s filings with the SEC. Additional information concerning these and other factors that may impact such forward-looking statements can be found in filings and potential filings by FORT, Newbury Street II Acquisition Corp or the combined company resulting from the proposed transaction with the SEC, including under the heading “Risk Factors.” If any of these risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. In addition, these statements reflect the expectations, plans and forecasts of FORT’s and Newbury Street II Acquisition Corp’s management as of the date of this communication; subsequent events and developments may cause their assessments to change. While FORT and Newbury Street II Acquisition Corp may elect to update these forward-looking statements at some point in the future, they specifically disclaim any obligation to do so. Accordingly, undue reliance should not be placed upon these statements.

In addition, statements that “we believe” and similar statements reflect Newbury Street II Acquisition Corp’s beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this communication, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and Newbury Street II Acquisition Corp’s statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

An investment in Newbury Street II Acquisition Corp is not an investment in any of Newbury Street II Acquisition Corp’s founders’ or sponsors’ past investments, companies or affiliated funds. The historical results of those investments are not indicative of future performance of Newbury Street II Acquisition Corp, which may differ materially from the performance of Newbury Street II Acquisition Corp’s founders’ or sponsors’ past investments.

Participants in the Solicitation

Newbury Street II Acquisition Corp, FORT and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from Newbury Street II Acquisition Corp’s shareholders in connection with the proposed transaction. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Newbury Street II Acquisition Corp’s shareholders in connection with the proposed transaction will be set forth in proxy statement/prospectus/consent solicitation statement when it is filed by Newbury Street II Acquisition Corp with the SEC. You can find more information about Newbury Street II Acquisition Corp ’s directors and executive officers in Newbury Street II Acquisition Corp’s final prospectus related to its initial public offering filed with the SEC on November 1, 2024. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus/consent solicitation statement when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus/consent solicitation statement carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources described above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering of the securities described herein in the United States or any other jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

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